Exhibit 99.1



                      MILLAR WESTERN FOREST PRODUCTS LTD.

                          INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

                                  (unaudited)

--------------------------------------------------------------------------------

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS



                                                 September 30,     December 31,
                                                     2005              2004
                                                  (unaudited)        (audited)
                                                 --------------    -------------
                                                    (in thousands of Canadian
                                                            dollars)
                                  ASSETS
Current assets
     Cash...............................     $       51,214    $       95,959
     Accounts receivable................             41,620            25,805
     Inventories (note 2)...............             53,690            46,144
     Prepaid expenses...................              7,481            10,854
     Future income taxes................                260               806
                                             --------------    --------------
                                                    154,265           179,568
Property, plant and equipment...........            160,038           157,626
Other assets............................             22,169            25,563
                                             --------------    --------------
                                             $      336,472    $      362,757
                                             ==============    ==============


                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
     Accounts payable and accrued
      liabilities.......................     $       45,942    $       45,023

Long-term debt (U.S. $190,000: 2004 -
U.S. $190,000)..........................            221,255           228,760
Other obligations.......................              3,564             5,642
Future income taxes.....................             14,932            16,973
                                             --------------    --------------

                                                    285,693           296,398
Shareholder's equity
     Share capital.....................                   -                 -
     Retained earnings.................              50,779            66,359
                                             --------------    --------------
                                             $      336,472    $      362,757
                                             ==============    ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                             STATEMENTS OF EARNINGS

                                   (unaudited)


                                                                  Three Months Ended                   Nine Months Ended
                                                                     September 30                         September 30
                                                               2005                 2004              2005              2004
                                                          ---------------      ---------------   ---------------    -------------

                                                                              (in thousands of Canadian dollars)

Revenue............................................       $    78,944          $    98,207      $    235,066       $    267,743
Cost of products sold (note 3).....................            56,572               56,082           157,719            157,876
Freight and other selling costs....................            14,888               13,714            40,439             35,676
Depreciation and amortization......................             3,801                3,604            11,692             11,289
General and administration.........................             3,160                2,404             9,969              8,442
Countervailing and anti-dumping duties (note 6)....             2,549                4,131             7,645             11,260
Employees' profit sharing..........................                 -                1,179                 -              2,848
                                                          ---------------      ---------------  ---------------    -------------
Operating (loss) earnings..........................            (2,026)              17,093             7,602             40,352
Financing expenses (note 4)........................            (5,720)              (6,500)          (14,722)           (14,775)
Unrealized exchange gain on debt...................            12,122               15,200             7,505              4,807
Other income (expense) (note 5)....................                 -                    6            (2,100)                45
                                                          ---------------      ---------------  ---------------    -------------
Earnings (loss) before income taxes................             4,376               25,799            (1,715)            30,429
Income tax (recovery) expense......................              (447)               6,420            (1,135)             9,970
                                                          ---------------      ---------------  ---------------    -------------

Net earnings(loss).................................       $      4,823         $    19,379      $       (580)      $     20,459
                                                          ===============      ===============  ===============    =============




                         STATEMENTS OF RETAINED EARNINGS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                   (unaudited)

                                                     2005              2004
                                               ---------------    --------------

                                                  (in thousands of Canadian
                                                           dollars)

                                                -------------     --------------
Retained earnings, beginning of period.....     $     66,359      $      38,106
Net (loss) earnings........................             (580)            20,459
Dividend...................................          (15,000)                 -
                                                -------------     --------------
Retained earnings - end of period..........     $     50,779      $      58,565
                                                ==============    ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (unaudited)

                                                                   Three Months Ended                  Nine Months Ended
                                                                      September 30                        September 30
                                                                 2005               2004               2005              2004
                                                            ---------------    ---------------    ---------------    --------------

                                                                              (in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
  Net earnings (loss)................................      $      4,823       $      19,379      $    (580)         $    20,459
  Items not affecting cash
    Future income tax (recovery) expense.............              (567)              6,300          (1,495)              9,610
    Reforestation expense............................               841                 499           5,178               5,173
    Depreciation and amortization....................             3,801               3,604          11,692              11,289
    Write-down of note receivable....................                 -                   -           2,100                   -
    Amortization of deferred financing charges.......               169                 176             509                 510
    Unrealized foreign exchange gain on debt.........           (12,122)            (15,200)         (7,505)             (4,807)
    Other............................................               103                 182             309                 428
                                                           ---------------    ---------------    ---------------    --------------
                                                                 (2,952)             14,940          10,208              42,662
  Reforestation expenditures.........................            (4,324)             (4,685)         (6,785)             (6,266)
                                                           ---------------    ---------------    ---------------    --------------
                                                                 (7,276)             10,255           3,423              36,396
                                                           ---------------    ---------------    ---------------    --------------

  Changes in non-cash components of working capital
    Accounts receivable..............................            (6,678)             (4,660)        (15,816)               (785)
    Inventories......................................            12,006              16,359          (7,546)               (727)
    Prepaid expenses.................................             2,190                (253)          1,129                (822)
    Accounts payable and accrued liabilities.........             8,952               2,911           2,384                (464)
                                                           ---------------    ---------------    ---------------    --------------
                                                                 16,470              14,357         (19,849)             (2,798)
                                                           ---------------    ---------------    ---------------    --------------
                                                                  9,194              24,612         (16,426)             33,598
                                                           ---------------    ---------------    ---------------    --------------

Investing activities
    Additions to property, plant and equipment.......            (5,520)             (5,067)        (13,465)             (9,738)
    Proceeds on disposal of property, plant and equipment            34                   6             142                  74
    (Increase) decrease in other assets..............                 2                (108)              4                (219)
                                                           ---------------    ---------------    ---------------    --------------
                                                                 (5,484)             (5,169)        (13,319)             (9,883)
                                                           ---------------    ---------------    ---------------    --------------

Financing activity
  Dividend...........................................                -                  -           (15,000)                  -
                                                           ---------------    ---------------    ---------------    --------------
  Increase (decrease) in cash........................             3,710              19,443         (44,745)             23,715
  Cash - beginning of period.........................            47,504              76,573          95,959              72,301
                                                           ---------------    ---------------    ---------------    --------------

  Cash - end of period...............................      $     51,214       $     96,016       $   51,214         $    96,016
                                                           ===============    ===============    ===============    ==============

Supplemental cash flow information

   Interest paid.....................................      $        119       $        59        $    9,730         $     9,942
                                                           ===============    ===============    ===============    ==============


   Income taxes paid.................................      $        126       $       162        $       438        $       524
                                                           ===============    ===============    ===============    ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                   (unaudited)


                                                                       Three Months Ended                    Nine Months Ended
                                                                         September 30                          September 30
                                                                   2005                2004               2005               2004
                                                              ----------------    ---------------    ---------------    ------------

                                                                                 (in thousands of Canadian dollars)

Product segment

Lumber
   Revenue...........................................     $      34,152       $      47,640      $  107,584         $   125,780
   Cost of products sold.............................            29,412              27,758          82,325              79,546
   Freight and other selling costs...................             3,660               3,459          10,072               9,421
   Countervailing and anti-dumping duties............             2,549               4,131           7,645              11,260
   Depreciation and amortization.....................             1,550               1,790           4,930               5,862
                                                          ----------------    ---------------    ---------------    ---------------
   Operating (loss)earnings..........................     $      (3,019)      $      10,502      $    2,612         $    19,691
                                                          ================    ===============    ===============    ===============

Pulp
   Revenue ..........................................     $      43,250       $      49,060      $  122,549         $   137,046
   Cost of products sold (note 3)....................            27,160              28,324          75,394              78,330
   Freight and other selling costs...................            11,228              10,255          30,367              26,255
   Depreciation and amortization.....................             1,741               1,673           5,217               5,013
                                                          ----------------    ---------------    ---------------    ---------------
   Operating earnings................................     $       3,121       $       8,808      $   11,571         $    27,448
                                                          ================    ===============    ===============    ===============

Corporate and other
   Revenue...........................................     $       1,542       $       1,507           4,933         $     4,917
   General and administration........................             3,160               2,404           9,969               8,442
   Depreciation and amortization.....................               510                 141           1,545                 414
   Employees' profit sharing.........................                 -               1,179              -                2,848
                                                          ----------------    ---------------    ---------------    ---------------
   Operating loss....................................     $      (2,128)      $      (2,217)     $   (6,581)        $    (6,787)
                                                          ================    ===============    ===============    ===============

Total
   Revenue...........................................     $      78,944              98,207         235,066             267,743
   Cost of products sold and administration..........            59,732              58,486         167,688             166,318
   Freight and other selling costs...................            14,888              13,714          40,439              35,676
   Countervailing and anti-dumping duties............             2,549               4,131           7,645              11,260
   Depreciation and amortization.....................             3,801               3,604          11,692              11,289
   Employees' profit sharing.........................                 -               1,179              -                2,848
                                                          ----------------    ---------------    ---------------    ---------------
   Operating (loss)earnings..........................     $      (2,026)      $      17,093      $    7,602         $    40,352
                                                          ================    ===============    ===============    ===============

Shipments by business segment

Lumber (millions of board feet)......................              88.3                92.0           253.9               265.1
                                                          ================    ===============    ===============    ===============

Pulp (thousands of tonnes)...........................              81.2                80.4           215.6               223.4
                                                          ================    ===============    ===============    ===============

                                                September 30,       December 31,
                                                     2005               2004
                                               ---------------    --------------
Identifiable assets

  Lumber.....................................$      131,055     $      117,733
  Pulp.......................................       136,576            127,241
  Corporate and other........................        68,841            117,783
                                             ---------------    ---------------
                                             $      336,472     $      362,757
                                             ===============    ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

                                   (unaudited)


1.   BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2004 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.   INVENTORIES

                                                 September 30,      December 31,
                                                     2005               2004
                                                 -------------      ------------

     Logs......................................  $  14,035          $  9,998
     Pulp......................................     19,315            15,962
     Lumber....................................      9,938            10,650
     Operating and maintenance supplies........     10,402             9,534
                                                 ---------          ---------
                                                 $  53,690          $ 46,144
                                                 =========          =========

3.   COST OF PRODUCTS SOLD

     Cost of products sold in the current quarter for the pulp segment includes a recovery of $1.9 million of electricity costs that relate to rate adjustments previously recorded in 2002. The company had been appealing these rate adjustments and during the quarter a favorable ruling was received.

4.   FINANCING EXPENSES

                                                           Three months ended        Nine months ended
                                                            2005         2004         2005        2004
                                                         -----------  ----------    ---------   --------

     Interest expense
       Long-term debt..........................          $  4,169      $  4,497     $ 13,487    $ 14,745
       Other...................................               119            59          456         268
     Amortization of deferred financing costs..               170           176          510         510
     Foreign exchange loss (gain) on U.S.
       dollar cash and working capital.........             1,262         1,768          269        (748)
                                                         ---------     ---------    --------    ---------
                                                         $  5,720      $  6,500     $ 14,722    $ 14,775
                                                         =========     =========    ========    =========


5.   OTHER INCOME (EXPENSE)

     In the first quarter, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

                                   (unaudited)

6.   COUNTERVAILING AND ANTI-DUMPING DUTIES

     In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

     Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

     On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. This determination should have resulted in revocation of the CVD and ADD order by the USDOC and return of the duty deposits. Instead, on November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

     The CVD deposit rate was reduced to 17.18% effective December 20, 2004 as a result of the final determination in the first administrative review. Also effective December 20, 2004, the ADD deposit rate was reduced to 4.03%.

     The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at September 30, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was U.S. $20.0 million and U.S. $8.1 million respectively.

     The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.